Exhibit 99.1

MEDICAL CANNABIS LEADERSHIP FROM CANOPY GROWTH AND SUBSIDIARY SPECTRUM CANNABIS

Clinical Trials, Price & Excise Tax Relief, and World-class Leadership Underpin Commitment to Patients and Healthcare Professionals

June 12, 2018

SMITHS FALLS, ON – Canopy Growth Corporation (TSX:WEED) (NYSE:CGC) (the “Company” or “Canopy Growth”) is pleased to provide the following updates on its medical cannabis program and to re-affirm its strong commitment to medical cannabis, the patients who depend on it, and the Healthcare Professionals who prescribe it.

HISTORIC CLINICAL TRIAL MILESTONES

Marking a major milestone for medical cannabis in Canada, a Phase IIb “in-human” clinical trial application was submitted by Canopy Health Innovations Inc. to evaluate the use of medical cannabis in the treatment of insomnia. Having received approval to proceed with these clinical trials in the form of a No Objection Letter (NOL) from Health Canada, Canopy Health will now proceed with these robust clinical trials, in collaboration with a leading Canadian research institution.

In light of the significant potential for cannabis in treating a range of medical conditions, this is the first in a planned series of trials to investigate and quantify the therapeutic effect of cannabis and cannabinoids across a selection of indications with significant unmet needs, working towards the ultimate goal of patented, insurance-eligible cannabinoid-based medicines.

WORLD-CLASS LEADERSHIP FOR A GLOBAL INDUSTRY

As previously announced, starting in July 2018, Dr. Mark Ware will commence his role as the Company’s Chief Medical Officer. Under his leadership, the Company will continue to lead the global medical cannabis industry forward with a focus on research, product innovation, and stakeholder education in the numerous regions where Spectrum Cannabis operates, including Latin America, Australia, Europe and North America.

PATIENTS-FIRST PRICING MENTALITY

Honouring our commitment to affordable medical cannabis and pricing predictability for patients, Canopy Growth is pleased to inform patients  that, upon the passing of the Cannabis Act, the Company will absorb the proposed excise tax on all Spectrum Cannabis products sold in Canada. Affordability is a key consideration for patients. It is important today to show leadership and reduce the price burden placed on our customers, while we work towards insurance eligibility for medical cannabis.

On top of this, all Spectrum Cannabis dried flower products will be priced at $8.50 per gram or less. If a registered customer is currently paying more for a Spectrum flower product this means new savings, and if they are paying less that price will remain the same. As always, Spectrum Cannabis products available in Canada online through the Tweed Main Street platform will be eligible for our industry-first Compassionate Pricing Program that assists those on limited incomes afford their medicine.

“Using Canada’s rich eco-system of researchers and established cannabis stakeholders as a centre of expertise, Spectrum’s global expansion is rooted in sophistication,” said Mark Zekulin, President, Canopy Growth. “We are proudly a research and patient-focused company that will continue to drive the cannabis innovation agenda forward around the world.”

Here’s to Future Growth.

Contacts:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in eight countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Forward Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including pricing, clinical trial execution, the planned acquisition of Canopy Health Innovations, and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.